EXHIBIT 99.1

STRATEGIC MANAGEMENT

CHIEF EXECUTIVE’S REVIEW

Leading the industry

The third sentence of the fourth paragraph of this section on page 13 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

This year we generated NGP revenue of £370 million.

Strong results across our portfolio of products

The sixth and seventh paragraphs of this section on page 13 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

The Group’s financial performance was positively impacted by the accounting for the acquisition of RAI and the subsequent US tax reforms. These drove diluted earnings per share up by over 600% to 1,827.6p.

However, while trading conditions remain challenging in a number of markets, including ad hoc excise increases and increasing illicit consumption, 2017 again saw the Group deliver on its high single-digit earnings growth commitment on an adjusted basis, increasing adjusted diluted earnings per share by 14.0% to 282.1p, or 9.1% at constant rates of exchange.

STRATEGIC MANAGEMENT

Finance Director’s overview

This section on page 14 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

Another set of good financial results

The Group delivered another set of good financial results in 2017. Whilst the results are dominated by the inclusion of RAI as a wholly owned subsidiary since the acquisition date of 25 July 2017, the Group continued to perform well on an organic basis.

The Group’s results continued to benefit from the weakness in sterling which, due to the Group’s operating results being predominantly delivered in local currency and converted to sterling for reporting purposes, acted as a tailwind of 4%.

Increased revenue and profit from operations

Revenue grew by 38.5%, or by 3.0% excluding the impact of acquisitions and excise on bought-in goods, and on a constant currency basis. This was driven by pricing and the growth of NGPs, notably in APME, more than offsetting a decline in organic volume.

Profit from operations was up 37.7%, as the inclusion of RAI and growth in revenue more than offset the marketing investment in NGPs, the amortisation of acquired brands and costs incurred as part of the Group’s restructuring programme.

Adjusted profit from operations on a constant currency, organic basis was up 3.7%.

A full reconciliation of our results under IFRS to adjusted revenue and adjusted profit from operations is provided under “OTHER INFORMATION – NON-GAAP MEASURES – Adjusted revenue” and “OTHER INFORMATION – NON-GAAP MEASURES – Adjusted profit from operations and adjusted operating margin” below.

All regions performed well (as described under “FINANCIAL REVIEW -REGIONAL REVIEW” below) on a constant rate basis, in challenging conditions. In Americas and Sub-Saharan Africa (“AMSSA”), adjusted profit from operations was up as growth in Canada, Chile and Mexico more than offset the continued economic challenges in Brazil and the trading environment in South Africa. In Europe and North Africa (“ENA”), adjusted profit from operations was up driven by Romania and Germany which more than offset the transactional foreign exchange and down-trading in Russia. Adjusted profit from operations fell in Asia Pacific and the Middle East (“APME”), as an increase in South East Asia was more than offset by the down trading and lower volume in the GCC and the increased investment to support the roll-out of NGPs in Japan and South Korea.

Operating margin, net finance costs and tax impacted by the RAI transaction

Our operating margin fell 20 bps, as growth in the organic business and from the contribution from the underlying performance of RAI, including the US$70 million synergies achieved by the year end, was more than offset by the short-term impact of accounting adjustments related to the purchase price allocation processes (largely related to the fair value adjustment to inventory) and the dilutive effect of excise on bought-in goods. Organic adjusted operating margin increased by 30 bps.

Net finance costs grew as the Group incurred an increase in borrowings to support the acquisition of RAI. Our banking facilities require a gross interest cover of at least 4.5 times. In 2017, this was 7.8 times (2016: 12.2 times).

Due to the change in reporting of RAI as a wholly owned subsidiary following the acquisition, the Group recognised a deemed gain of £23,288 million on the deemed disposal of RAI as an associate. Our other material associate, ITC, continued to perform well.

Due to the impact of the deferred tax credit (£9.6 billion) arising from the US tax reforms, our tax charge was a net credit of £8,129 million, being a tax rate of 27.5% (credit) compared to 22.5% (charge) in 2016. This is also affected the inclusion of associates post-tax income, in our pre-tax profits. On an underlying basis, excluding such impacts and the effect of adjusting items, the tax rate was a charge of 29.7%, a marginal decrease on 2016 (29.8%).

Continuing strength of cash flow generation

Net cash generated from operating activities grew by 16.0% to £5,347 million, largely due to the cash generated by RAI subsequent to the acquisition, the profit from operations earned in the period from the rest of the Group and a reduction in inventories. This more than offset an increase in receivables, reduction in trade and other payables, the payment of the 2017 liability related to the Master Settlement Agreement (MSA) in the United States and the final quarterly payments in relation to the Quebec Class Action.

Based upon net cash generated from operating activities, the Group’s cash conversion ratio decreased from 99% in 2016 to 83% in 2017.

Delivering in a period of change

These financial results illustrate the ongoing strength of the Group – delivering against the financial objectives whilst investing for the changing environment and managing the various challenges that working in a global business bring.

Ben Stevens

Finance Director

STRATEGIC MANAGEMENT

Global market overview*

* All data sources in this section are from Euromonitor International unless otherwise stated.

The fourth and fifth paragraphs of this section on page 15 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

Global potentially reduced-risk products market

The US remains one of the biggest NGP markets. However, the NGP market in APME is now growing thanks, in part, to the launch of a number of dynamic new products, with THPs emerging strongly in the region. For example, Japan has become the world’s most important THP market, and the Group estimates that, in 2018, THPs will already account for more than 20% of tobacco consumption there.

Vapour products are predicted to dominate in two regions: ENA and the US. These markets have already seen a strong and growing appetite for e-cigarettes, despite a fall in popularity for ‘cig-a-like’ style products.

STRATEGIC MANAGEMENT

Delivering our strategy

Growth

Business performance

The first and fourth paragraphs of this section on page 20 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

Group revenue, at current rates of exchange, was 38.5% higher than 2016, driven by the acquisition and subsequent consolidation of Reynolds American, pricing, growth of the Next Generation Product (NGP) portfolio and the continued relative weakness of sterling. At constant rates of exchange, adjusted (excluding excise on goods bought-in from third parties), organic revenue was up 3.0%.

The Group’s NGP portfolio contributed £370 million of revenue, at current rates of exchange, which includes the contribution from RAI Companies’ brands since the acquisition date. Including a full year’s revenue from RAI, in 2017, revenue from NGPs was approximately £500 million.

FINANCIAL REVIEW

FINANCIAL PERFORMANCE SUMMARY and INCOME STATEMENT

These sections on pages 33-37 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

Non-GAAP measures

In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the generally accepted accounting principles (‘GAAP’) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance. The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. As an additional measure to indicate the results of the Group before the impact of exchange rate movements on the Group’s results the movement in adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share are shown at constant rates of exchange. The Group also includes organic measures of volume, revenue, profit from operations and operating margin to ensure a full understanding of the underlying performance of the Group, before the impact of acquisitions. These non-GAAP measures are explained under “OTHER INFORMATION – NON-GAAP MEASURES” below.

Revenue

In 2017, revenue was 38.5% higher at £19,564 million. This was driven by the inclusion of RAI since the acquisition date, pricing, the growth of the NGP portfolio and the translational foreign exchange tailwind on the reported results, partially offset by negative geographic and portfolio mix of 1%. Revenue also grew due to the sale of products bought-in on short-term contract manufacturing arrangements inclusive of excise. After adjusting for the revenue from acquisitions, including RAI, the short-term uplift to revenue due to the treatment of excise on bought-in goods and the effect of exchange on the reported result, on an organic, adjusted constant currency basis, revenue was up by 3.0%.

Revenue from our NGP portfolio was £370 million, which includes the contribution from RAI brands since the acquisition date. On a 12-month basis, including the full year’s revenue from RAI, revenue from NGPs was approximately £500 million.

In 2016, revenue increased by 12.7%, to £14,130 million driven by price mix of over 6%, and reflecting the positive currency effects resulting from the relative weakness of pound sterling. At constant rates of exchange, revenue would have increased by 7.2% or by 5.6% on an organic basis.

Reconciliation of revenue to adjusted organic revenue at constant rates

	2017 £m	Change %	2016 £m	Change %	2015 £m
Revenue	19,564	+39%	14,130	+13%	12,536
Adjusting items	(258)		—		—
Adjusted revenue	19,306	+37%	14,130	+13%	12,536
Impact of exchange	(700)		(687)
2016 adjusted revenue at 2015 exchange rates			13,443	+7%
2017 adjusted revenue at 2016 exchange rates	18,606	+32%
Impact of acquisitions	(4,050)		(207)
Adjusted organic revenue at constant rate	14,556	+3%	13,236	+6%

Profit from operations

Profit from operations grew by 37.7% to £6,412 million and by 2.2% to £4,655 million in 2016. This was driven by the inclusion of RAI during 2017, the improved organic revenue in 2017 and 2016 as described earlier, and the favourable foreign exchange movements, partly offset by the following: Raw materials and other consumables increased by 19.7% to £4,520 million in 2017, and by 17.4% to £3,777 million in 2016, mainly due to the higher volume and the continued transactional foreign exchange headwinds in both years. This negatively impacted the cost of hard currency denominated items such as leaf and wrapping materials in the operating currencies of our local companies. Employee benefit costs increased by £405 million to £2,679 million in 2017 and by £235 million to £2,274 million in 2016. The movement was mainly due to the acquisition of RAI in 2017 and the translational foreign exchange movements in 2017 and 2016.

Depreciation, amortisation and impairment costs increased by £295 million to £902 million in 2017 and by £179 million in 2016. This was due to the amortisation and impairment charges of £393 million (2016: £166 million, 2015: £72 million) largely related to the trademarks and similar intangibles capitalised following the acquisitions (including RAI, Ten Motives, CHIC Group, TDR, Bentoel, Tekel and Skandinavisk Tobakskompagni A/S (ST)). The increase in 2017 was also driven by higher depreciation charges due to the consolidation of RAI, with depreciation higher in 2016 due to the investment in the Group’s manufacturing infrastructure.

Other operating expenses increased by £1,645 million to £4,682 million in 2017 (2016 up by £333 million) due to the impact of higher overhead costs, foreign exchange in 2017 and 2016 and the acquisition of RAI in 2017.

Expenditure on research and development was approximately £191 million in 2017 (2016: £144 million, 2015: £148 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Included in profit from operations are a number of adjusting items related to restructuring and integration costs and one-off charges, provisions and income. Adjusted items are defined in note 1 in the Notes on the Accounts. Total adjusting items were £1,517 million in 2017 (2016: £825 million, 2015: £435 million), including the charges related to trademark amortisation and impairment (discussed above), and £600 million (2016: £603 million, 2015: £367 million) of restructuring and integration costs being mainly in respect of the implementation of the new operating model, integration costs associated with the acquisition of RAI and factory rationalisations. The release of fair value adjustment to inventory (£465 million) and the impairment of certain assets related to Agrokor in Croatia have also been treated as adjusting items.

We call the underlying profit before these items ‘adjusted profit from operations’. In 2017, adjusted profit from operations at constant rates grew by 38.8% to ££7,605 million, driven by the acquisition of RAI. On an organic basis, adjusted profit from operations at constant rates increased by 3.7% (2016: 4.1%). The increase was due to the movement in profit from operations before the impact of adjusting items discussed earlier.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

	2017							2016
	Reported	Adj Items	Adjusted	Exchange	Adjusted at CC	Impact of Acqs	Adj Organic at CC	Reported	Adj Items	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United States	1,165	763	1,928	(101)	1,827	(1,827)	—	—	—	—
APME	1,902	147	2,049	(87)	1,962	(31)	1,931	1,774	198	1,972
AMSSA	1,648	134	1,782	17	1,799	(27)	1,772	1,422	262	1,684
ENA	1,697	473	2,170	(153)	2,017	(36)	1,981	1,479	345	1,824

Total Region	6,412	1,517	7,929	(324)	7,605	(1,921)	5,684	4,675	805	5,480

Fox River	—	—	—	—	—	—	—	(20)	20	—

Profit from operations	6,412	1,517	7,929	(324)	7,605			4,655	825	5,480
Operating Margin	32.8%		41.1%		40.9%			32.9%		38.8%

Net finance costs	(1,094)	205	(889)	56	(833)			(637)	108	(529)
Associates and joint ventures	24,209	(23,197)	1,012	(61)	951			2,227	(900)	1,327

Profit before tax	29,527	(21,475)	8,052	(329)	7,723			6,245	33	6,278

	2016							2015
	Reported	Adj Items	Adjusted	Exchange	Adjusted at CC	Impact of Acqs	Adj Organic at CC	Reported	Adj Items	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United States	—	—	—	—	—	—	—	—	—	—
APME	1,774	198	1,972	(176)	1,796	—	1,796	1,708	77	1,785
AMSSA	1,422	262	1,684	46	1,730	—	1,730	1,555	204	1,759
ENA	1,479	345	1,824	(153)	1,671	(23)	1,648	1,297	151	1,448

Total Region	4,675	805	5,480	(283)	5,197	(23)	5,174	4,560	432	4,992

Fox River / Flintkote	(20)	20	—	—	—	—	—	(3)	3

Profit from operations	4,655	825	5,480	(283)	5,197	(23)	5,174	4,557	435	4,992
Operating Margin	32.9%		38.8%		38.7%			36.4%		39.8%

Net finance (costs)/income	(637)	108	(529)	35	(494)			62	(489)	(427)
Associates and joint ventures	2,227	(900)	1,327	(137)	1,190			1,236	(293)	943

Profit before tax	6,245	33	6,278	(385)	5,893			5,855	(347)	5,508

Operating margin

Operating margin in 2017 fell 20 bps against 2016 to 32.8%, as the organic performance and inclusion of RAI was offset by the impact of the RAI purchase accounting (mainly on inventory), the dilutive effect of excise on bought-in goods, increased spend related to the NGP portfolio and restructuring and integration costs incurred. The decrease in 2016 was driven by higher restructuring and impairment charges, and transactional foreign exchange headwinds, impacting the Group’s cost of sales.

In 2017, adjusted operating margin increased by 230 bps as the inclusion of RAI, the growth in adjusted organic revenue, driven in part by pricing, and ongoing cost savings (including the US$70 million of synergies achieved), more than offset the impact of inflation and transactional foreign exchange. Adjusted organic operating margin increased by 40 bps. At constant rates, adjusted organic operating margin increased by 30 bps.

In 2016, adjusted operating margin fell by 100 bps as the impact of transactional foreign exchange on cost of sales more than offset the impact of pricing and cost savings across the Group.

Net finance costs

In 2017, net finance costs increased by £457 million to £1,094 million, largely due to the additional finance, including pre-financing charges of £153 million, required to acquire RAI and the finance costs associated with the RAI debt now consolidated within the Group. In 2016, net finance costs were £637 million compared to net finance income of £62 million in 2015. This was principally due to the impact of adjusting items in net finance costs, including one-off costs of £101 million related to the early settlement of a bond (described on page 39 of the Group’s 2017 Annual Report and Form 20-F), while 2015 included a deemed gain (£601 million) related to the investment in that year in RAI associated with RAI’s acquisition of Lorillard. In 2017 and 2016, the Group recognised interest of £25 million and £25 million respectively in related to FII GLO. 2016 also benefited from an £18 million hedge ineffectiveness gain, which partially reversed in 2017 (£9 million charge), following the market volatility due to Brexit, which was not in the normal course of business.

Net finance costs before the impact of the adjusting items described above, and at constant rates of exchange, were £833 million, being an increase of 57.5% on 2016, which were 15.7% higher than 2015 at £427 million. The Group’s average cost of debt in 2017 was 3.3%, ahead of 3.1% achieved in both 2016 and 2015.

Associates and joint ventures

Associates in 2017 principally comprised RAI (for the period prior to the acquisition in July 2017 of the shares in RAI not already owned by the Group) and ITC. In 2017, the Group’s share of the post-tax results of associates and joint ventures, included at the pre-tax profit level under IFRS, increased by £21,982 million to £24,209 million, due to a gain of £23,288 million arising on the deemed disposal of RAI as an associate as, following the acquisition, RAI is consolidated as a wholly owned subsidiary. In 2016, the Group’s share of post-tax results from associates and joint ventures increased by £991 million, to £2,227 million, largely due to a gain of £900 million recognised in 2016 which mainly related to the sale by RAI of the international rights to Natural American Spirit. Excluding the effect of the gain noted above and other adjusting items, the Group’s share of associates and joint ventures on an adjusted, constant currency basis fell in 2017 by £951 million or 28.3% due to RAI’s contribution as an associate for only part of the year, while the Group’s share of ITC’s post-tax results grew by 16.7%. In 2016, the Group’s share of results of associates and joint ventures on an adjusted constant currency basis increased by 26.2%, driven by RAI, up 35% partly due to a full year’s contribution from Lorillard and ITC, higher by 7%.

Tax

In 2017, the tax charge in the Income Statement was a credit of £8,129 million, against a charge of £1,406 million in 2016 and £1,333 million in 2015. The 2017 credit was largely due to the impact of the change in tax rates in the United States which led to a credit of £9.6 billion related to the revaluation of deferred tax liabilities arising on the acquired net assets of RAI and described below. The tax rates in the Income Statement are therefore a credit of 27.5% in 2017, against a charge of 22.5% in 2016 and 22.8% in 2015. These are also affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items and the deferred tax credit in 2017, the underlying tax rate for subsidiaries was 29.7% in 2017 (2016: 29.8% and 2015: 30.5%). See ”OTHER INFORMATION – NON-GAAP MEASURES – Underlying tax rate” below for the computation of underlying tax rate for the periods presented.

Tax strategy

The Group’s global tax strategy is reviewed regularly by the Board. The operation of the strategy is managed by the Finance Director and Group Head of Corporate Tax with the Group’s tax position reported to the Audit Committee on a regular basis. The Board considers tax risks that may arise as a result of our business operations. In summary, the strategy includes:

•	complying with all applicable laws and regulations in countries in which we operate;

•	being open and transparent with tax authorities and operate to build mature professional relationships;

•	supporting the business strategy of the Group by undertaking efficient management of our tax affairs in line with the Group’s commercial activity;

•	transacting on an arm’s length basis for exchanges of goods and services between companies within the Group; and

•	engaging in proactive discussions with tax authorities on occasions of differing legal interpretation.

Where resolution is not possible, tax disputes may proceed to litigation. The Group seeks to establish strong tax technical positions. Where legislative uncertainty exists, resulting in differing interpretations, the Group seeks to establish that its position would be more likely than not to prevail. Transactions between Group subsidiaries are conducted on arm’s length terms in accordance with appropriate transfer pricing rules and OECD principles.

The tax strategy outlined above is applicable to all Group companies, including the UK Group; reference to tax authorities includes HMRC. The publication of this strategy is considered to constitute compliance with the duty under paragraph 16(c) Schedule 19 Part 2 of the UK Finance Act 2016.

The taxation on ordinary activities for 2017 was a credit of £8.1 billion against a charge of £1.4 billion in 2016 and £1.3 billion in 2015, with tax paid (due to the timing of corporation tax instalment payments which straddle different financial years) of £1.7 billion (2016: £1.2 billion, 2015: £1.3 billion).

Our tax footprint extends beyond corporation tax, including significant payment of employment taxes and other indirect taxes including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The total tax contribution in 2017 of £37.4 billion (2016: £33.2 billion, 2015: £29.6 billion) therefore consists of both taxes borne and taxes collected.

Major taxes paid

	2017	2016
	£bn	£bn
Tobacco excise (collected)	29.0	25.9
Net VAT and other sales taxes (collected)	5.9	5.2
Corporation tax (borne)	1.7	1.2
Customs and import duties (borne)	0.2	0.4
Taxes paid by employee (collected)	0.4	0.3
Employment taxes (borne)	0.2	0.2

	37.4	33.2

In addition to the major taxes, there are a host of other taxes the Group bears and collects such as transport taxes, energy and environmental taxes, and banking and insurance taxes.

As part of the acquisition of RAI, the Group acquired the assets and liabilities of the RAI Companies. These are required to be fair valued at the date of acquisition, as disclosed in note 24 in the Notes on the Accounts. The value of the net assets acquired created a deferred tax liability, valued within the purchase price allocation process at the prevailing rate of corporation tax at the date of acquisition, being 25 July 2017. Subsequently, on 22 December 2017, the US federal corporate tax rate was changed to 21%, effective from 1 January 2018. This revised rate has been used to value the deferred tax liability at the balance sheet date, reducing the liability and providing a credit to the income statement in 2017 of £9.6 billion. Due to the scale of the impact, this credit has been treated as an adjusting item.

The movements in deferred tax, taken through other comprehensive income, mainly relate to the change in the valuation of pensions in the year, as disclosed in note 13 in the Notes on the Accounts.

Deferred tax asset/(liability)

	2017	2016	2015
	£m	£m	£m
Opening balance	(216)	(237)	(184)
Difference on exchange	852	(39)	(4)
Recognised on acquisition of RAI	(27,065)	—	—
Impact of US tax reforms	9,620	—	—
Other (charges) / credits to the income statement	152	(4)	(4)
Other (charges) / credits to other comprehensive income	(133)	70	(9)
Other movements	(6)	(6)	(36)

Closing balance	(16,796)	(216)	(237)

Earnings per share

Basic earnings per share were 633% higher at 1,833.9p (2016: 250.2p, up 8.4%, 2015: 230.9p) with the growth in 2017 benefiting from the movements related to the acquisition of RAI in the year and the impact of the US tax reform. 2016 was higher than 2015 due to growth in profit from operations and an increased contribution from RAI following the acquisition of Lorillard. After accounting for the dilutive effect of employee share schemes, diluted earnings per share were 633% higher than 2016 at 1,827.6p (2016: 249.2p, 2015: 230.3p). Earnings per share are impacted by the adjusting items discussed earlier. Adjusted diluted EPS, as calculated in note 7 in the Notes on the Accounts, was up against the prior year by 14.0%, with 2016 ahead of 2015 by 18.8% at 247.5p. Adjusted diluted EPS at constant rates would have been 9.1% ahead of 2016 at 269.9p, with 2016 up 10.4% against 2015.

Dividends

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018. Quarterly dividends will provide shareholders with a more regular flow of dividend income and will allow the Company to spread its substantial dividend payments more evenly over the year. The dividends will align better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently. The Board has declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019. This represents an increase of 15.2% on 2016, (2016: 169.4p per share), and a payout ratio, on 2017 adjusted diluted earnings per share, of 69%. As part of the transition to quarterly dividend payments, the Group committed that shareholders would receive the equivalent amount of total cash payment in 2018 as they would have under the previous payment policy.

Based upon 65% of 2017 earnings, under the previous calculation methodology, shareholders would have expected to receive a final dividend of 128.4p in May 2018 and an interim dividend of 61.6p in September 2018, being equivalent to one third of the dividend in respect of 2017, with total dividend expected to be received in 2018 of 190.0p. A second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) was announced on 5 December 2017 and was paid on 8 February 2018. This second interim dividend and the three-quarterly dividend amounts payable in the calendar year 2018 (May, August and November), ensure that shareholders receive the equivalent cash amount during the year as they would have under the previous payment policy. The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates. Under IFRS, the dividend is recognised in the year that it is declared or, if required, approved by shareholders. Therefore, the 2017 accounts reflect the 2016 final dividend (approved in April 2017), the 2017 interim dividend (approved in July 2017) and the second 2017 interim dividend (approved in December 2017), in total amounting to 218.2p (£4,465 million), against 155.9p (£2,910 million) in 2016. Further details of the total amounts of dividends paid in 2017 (with 2016 comparatives) are given in note 8 in the Notes on the Accounts. Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date. Further details of the quarterly dividends and key dates are set out under “Shareholder information” on page 242 of the Group’s 2017 Annual Report and Form 20-F.

Accounting developments

This section on page 41 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

The Group has prepared its annual consolidated financial statements in accordance with IFRS. IFRS 15, Revenue from Contracts with Customers, was applicable from 1 January 2018 with full retrospective restatement of the prior periods, as permitted by the Standard. These accounts have been revised to include the impact of IFRS 15 in all applicable periods. The impact of IFRS 15 is disclosed in note 1 and note 31 in the Notes on the Accounts. There were no other material changes to the accounting standards applied in 2017 from those applied in 2016.

Future changes applicable on the accounting standards that will be applied by the Group are set out in the Notes on the Accounts (note 1 – Accounting Policies).

IFRS 9 Financial Instruments will apply to the Group Financial Statements with effect from 1 January 2018, and the expected impact of these changes is also disclosed in note 1 in the Notes on the Accounts.

Under IFRS 9, the recognition of potential impairment of receivables under the expected loss model, and changes in the carrying value of debt modified in historic liability management exercises, are expected to reduce reserves by £37 million at 1 January 2018.

FINANCIAL REVIEW

REGIONAL REVIEW

This section on pages 42 to 47 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

United States—US

Our US business (Reynolds American) includes: – the second largest tobacco company in the United States, R.J. Reynolds Tobacco Company; – Santa Fe Natural Tobacco Company, Inc. (manufacturing Natural American Spirit); – American Snuff Company LLC, the second largest smokeless tobacco company in the United States; and – Other business units of R.J. Reynolds Vapor, Niconovum USA, Inc. and Niconovum AB, principally managing the development and commercialisation of NGP.

RAI’s largest operating unit is R.J. Reynolds Tobacco Company with a brand portfolio which includes three of the top four best-selling cigarettes in the United States: Newport, Camel and Pall Mall. These, and other brands including Doral, Misty and Capri, are manufactured in a variety of styles and marketed throughout the United States.

R.J. Reynolds Tobacco Company owns a manufacturing facility near Winston Salem, North Carolina – a facility capable of producing approximately 115 billion cigarettes a year. Cigarettes are distributed primarily through a combination of direct wholesale deliveries from two distribution centres and public warehouses located throughout the United States.

R.J. Reynolds Tobacco Company also offers a smokeless tobacco product called Camel Snus – a heat-treated tobacco product sold in individual pouches.

The second largest operating unit is Santa Fe Natural Tobacco Company, Inc. – which manufactures and markets premium cigarettes and other tobacco products under the Natural American Spirit brand in the United States. Natural American Spirit is one of the top ten brands in the United States.

Santa Fe Natural Tobacco Company, Inc. owns a manufacturing facility in Oxford, North Carolina. The RAI Companies also include the United States’ second largest smokeless tobacco manufacturer, American Snuff Company, LLC, which offers consumers a range of differentiated smokeless tobacco products, primarily moist snuff. The main brands are Grizzly and Kodiak. American Snuff Company, LLC owns manufacturing facilities in Memphis, Tennessee; Clarksville, Tennessee and Winston-Salem, North Carolina. Also included within the US business are a number of other products including: – Vuse “Digital” vapour cigarette products, one of the top-selling vapour products in convenience/gas stores, and available in more than 110,000 retail outlets across the United States; and – Zonnic, a nicotine replacement therapy gum, available in approximately 40,000 retail outlets across the United States.

Volume and Market Share

In the period since acquisition, cigarette volume was 36 billion, outperforming the industry with total cigarette market share at 34.7%, up 20 bps on 2016. Newport and Natural American Spirit continued to grow market share driven by the investment into the trade and, together, they are the fastest growing premium brands on the market. Camel market share increased due to the performance of the menthol range. Pall Mall market share was lower due to the price competition in the value for money category. Combined, the US drive brands grew market share by 40 bps in 2017. Volume of moist snuff was equivalent to 3.2 billion sticks in the period since acquisition. Total moist market share was up 100 bps on 2016 to 34.4%, primarily due to the performance of Grizzly in the moist snuff category, benefiting from its strength in the pouch and wintergreen categories, as well as the recent national expansion of its Dark Select style and the limited edition packs.

Revenue

Revenue was £4,160 million in the period since acquisition.

Profit from operations

Profit from operations was £1,165 million in the period since acquisition. Profit from operations was impacted by the FDA user fees of £62 million and product liability defence costs of £59 million. Additionally, £865 million was incurred as part of the State Settlement Agreements, with £109 million credits recognised as part of the non-participating manufacturers (NPM) adjustment claims. The United States business also incurred other costs that relate to adjusting items, including the Engle progeny cases, tobacco related or other litigation and other costs associated with the integration with the rest of the Group. Adjusted profit from operations at constant rates was £1,827 million for the period since acquisition.

All financial statements and financial information provided by the US business or RAI (and/or the RAI Group) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the US business or RAI (and/or the RAI Group). For the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in this Annual Report and Form 20-F relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary U.S. GAAP based financial statements and information.

ASIA PACIFIC and Middle East—APME

Key markets: Japan and North Asia, Malaysia, Southern Asia, Indonesia, Australasia, the GCC and Iran

Volume and Market Share

Volume was lower in 2017 (down 1.0% at 226 billion). glo was launched nationally in Japan and South Korea, performing well with national market share in Japan reaching 3.6% in December 2017. Volume from glo and cigarette volume growth in Bangladesh and GCC was more than offset by the lower combustible volume in Japan and industry volume decline in Malaysia, Pakistan and South Korea. Market share was higher, up 50 bps, with growth in Bangladesh, Japan, Pakistan and Australia, driven by Lucky Strike, Pall Mall and Rothmans, more than offsetting lower market share in Malaysia and Indonesia, which was due to down-trading.

In 2016, volume was 228 billion, 2.3% down on 2015, as higher volume in Bangladesh, Vietnam, South Korea and Indonesia, was more than offset by industry declines in Pakistan and Malaysia.

Revenue

In 2017, revenue was up by 4.3% at £4,973 million due to the combination of volume and pricing, notably in Bangladesh, Australia and New Zealand, revenue from glo following the roll-out and subsequent growth in Japan and South Korea, and the positive impact of the devaluation in sterling on the reported results. This more than offset the impact of down-trading in Malaysia and GCC, and the industry contraction combined with growth in illicit trade in Pakistan. Excluding the positive currency effect, on a constant exchange rate basis, adjusted revenue was marginally higher than 2016, up 0.2% to £4,776 million.

In 2016, revenue grew 12.0% to £4,769 million, as volume movements and pricing led to higher revenue in Bangladesh, Pakistan, Indonesia and Sri Lanka, combined with the currency tailwind following the devaluation of sterling. On a constant currency basis, adjusted revenue was marginally lower, down 0.7%.

Profit from operations

Profit from operations was 7.2% higher in 2017 at £1,902 million, as the growth in revenue, and transactional foreign exchange tailwinds notably due to the relative movements in the US dollar and euro against the Japanese yen, were partly offset by the investment behind glo in Japan and South Korea and negative mix effects from down-trading in Malaysia and GCC. Before adjusting items, which mainly related to the Malaysian factory closure and the amortisation of trademarks, and the impact of exchange rate movements on the reported results, adjusted profit from operations on a constant currency basis was down 0.5% at £1,962 million.

In 2016, profit from operations was up 3.9% at £1,774 million (2015: £1,708 million), driven by revenue growth noted above and productivity initiatives in South Korea. Before the impact of the South Korea sales tax, restructuring in Japan and Australia and the factory closure in Malaysia, adjusted profit from operations, at constant rates increased by 0.6% to £1,796 million (2015: £1,785 million).

Americas and Sub-Saharan Africa—AMSSA

Key markets: Canada, Central America and the Caribbean, South America, East and Central Africa, West Africa and South Africa

Volume and Market Share

Volume was 4.2% lower in 2017 at 166 billion, as growth in Mexico and Nigeria was more than offset by the difficult economic conditions which led to continued down-trading and industry contraction in Brazil and Argentina, lower volume in South Africa and the growth of illicit trade in Chile. Market share was up as the combined growth in Mexico, Argentina, Colombia and Chile more than offset South Africa and Brazil, which was lower despite the continued success of Minister and Kent (following the migration from Free).

In 2016, volume was down 7.9% at 173 billion (2015: 188 billion) as higher volume in Mexico and Colombia was more than offset by declines in Brazil (due to the VAT and excise-led price increase) Venezuela, where price increases impacted consumer affordability and disposable income and South Africa (due to down-trading).

Revenue

Revenue grew by 7.1% in 2017, to £4,323 million. This was driven by pricing in a number of markets, with revenue higher in Canada, Mexico, Chile and Colombia, more than offsetting a decline in Brazil and in Venezuela, where the deterioration in the exchange rate more than offset higher pricing due to local inflation. On a constant rate basis adjusted revenue was up 8.1% at £4,365 million.

In 2016, revenue was up by 2.8% at £4,038 million (2015: £3,929 million), driven by pricing in Canada, Chile, Venezuela, and Colombia more than offsetting the volume decline and delay in pricing in Mexico. The reported results were also impacted by the volatility on the currency markets. On a constant rate basis, adjusted revenue increased by 7.8%.

Profit from operations

In 2017, profit from operations increased by 15.9% to £1,648 million. This was mainly due to the growth in revenue noted above. Excluding adjusting items, that largely relate to the amortisation of acquired trademarks, and the impact of currency, adjusted profit from operations at constant rates increased by 5.2% to £1,772 million.

Profit from operations fell by 8.6% in 2016 to £1,422 million (2015: £1,555 million). Growth in profit from operations in Canada, Chile and Colombia, driven by the increase in revenue and the positive impact of the weakness of sterling, was more than offset by lower profit in Brazil, which was due to the lower revenue and costs associated with the factory down-sizing. After adjusting for such restructuring costs, the amortisation of acquired trademarks and the impact of exchange rate movements, adjusted profit from operations at constant rates fell 1.7% to £1,730 million (2015: £1,759 million).

Europe and North Africa

Key markets: Europe, Russia, Caucasus, Central Asia, Belarus, Egypt, Morocco and Turkey

Volume and Market Share

In 2017, volume was 258 billion, 1.9% lower than 2016. This was due to the contribution from the tobacco assets of Bulgartac and FDS acquired in the year, and higher volume in Spain, Romania, Portugal, Poland and Hungary, which more than offset lower volume in Russia, Ukraine Italy and Greece. On an organic basis, volume fell 3.1%. Market share was up 20 bps, driven by Russia, Turkey, Germany, Spain, Romania and Poland largely due to the performance of the GDBs.

Volume was up in 2016 by 9.0%, benefiting from the acquisition of TDR (in Croatia) and higher volume in Poland and Romania, more than offsetting declines in the UK, Denmark and Germany. Excluding the acquisition of TDR, on an organic basis volume was up 6.2% on 2015 (2015: 241 billion).

Revenue

Revenue, in 2017, grew by 14.7% to £6,108 million, as the positive effect of acquisitions in the year and higher revenue in Germany, Romania, and Spain, offset a decline in the UK due to aggressive pricing in the market, lower revenue in Italy and France, and the down-trading in Russia. Excluding excise on goods acquired under short-term contract manufacturing arrangements, on an adjusted, constant rate basis, revenue was up 3.4% or 1.6% excluding acquisitions.

In 2016, revenue grew by 22.4% to £5,323 million (2015: £4,348 million). This was due to the contribution from TDR, and pricing, notably in Germany, Romania, Italy and Poland, and the weakness of sterling in the period. Excluding the impact of currency and the contribution from the acquisition of TDR in the period, on an adjusted organic constant rate basis revenue increased by 9.7% to £4,769 million.

Profit from operations

Profit from operations grew 14.7% in 2017 to £1,697 million, due to improved revenue and devaluation in sterling, with profit from operations up in Germany, Romania, Denmark and Spain. This was partly offset by the costs of the ongoing closure of the factory in Germany and impairment of certain assets related to a third-party distributor (Agrokor) in Croatia, the partial absorption of excise in France, investment behind NGP in the UK, lower profit from operations in Belgium and Netherlands and the impact of down-trading in Russia. Excluding the acquisitions, adjusting items (including Agrokor, factory closure costs and trademark amortisation) and the impact of foreign exchange, adjusted organic profit from operations at constant rates of exchange increased by 8.6% to £1,981 million.

In 2016, profit from operations increased by 14.1% to £1,479 million, driven by increases in Germany, Romania, Italy and France and the devaluation in sterling. Excluding adjusting items, largely related to the factory closure in Germany and the amortisation of acquired trademarks, and the impact of foreign exchange, adjusted profit from operations at constant rates of exchange grew by 15.4% to £1,671 million.

OTHER INFORMATION

SELECTED FINANCIAL INFORMATION

These sections on pages 217 to 222 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report.

	As of and for the Year Ended 31 December
All items shown in £m except per share information	2017	2016	2015	2014	2013
Income statement data
Revenue	19,564	14,130	12,536	13,355	14,583
Raw materials and consumables used	(4,520)	(3,777)	(3,217)	(3,088)	(3,348)
Changes in inventories of finished goods and work in progress	(513)	44	184	58	105
Employee benefit costs	(2,679)	(2,274)	(2,039)	(2,194)	(2,384)
Depreciation, amortisation and impairment costs	(902)	(607)	(428)	(523)	(477)
Other operating income	144	176	225	178	302
Other operating expenses	(4,682)	(3,037)	(2,704)	(3,240)	(3,255)
Profit from operations	6,412	4,655	4,557	4,546	5,526
Net finance (costs)/income	(1,094)	(637)	62	(417)	(466)
Share of post-tax results of associates and joint ventures	24,209	2,227	1,236	719	739
Profit before taxation	29,527	6,245	5,855	4,848	5,799
Taxation on ordinary activities	8,129	(1,406)	(1,333)	(1,455)	(1,600)
Profit for the year	37,656	4,839	4,522	3,393	4,199
Per share data
Basic weighted average number of ordinary shares, in millions	2,044	1,858	1,858	1,864	1,901
Diluted weighted average number of ordinary shares, in millions	2,051	1,865	1,863	1,870	1,908
Earnings per share-basic (pence)	1,833.9p	250.2p	230.9p	167.1p	205.4p
Earnings per share-diluted (pence)	1,827.6p	249.2p	230.3p	166.6p	204.6p
Dividends per share (pence)	195.2p	169.4p	154.0p	148.1p	142.4p
Dividends per share (US dollars)	$2.52	$2.30	$2.35	$2.44	$2.23
Balance sheet data
Asset
Non-current assets	127,088	27,414	21,701	17,035	17,363
Current assets	13,966	12,359	9,814	9,132	9,518
Total assets	141,054	39,773	31,515	26,167	26,881
Liabilities:
Non-current liabilities	64,468	19,511	17,477	11,584	11,510
Current liabilities	15,605	11,856	9,006	8,769	8,436
Total borrowings	49,450	19,495	17,001	12,258	11,696
Equity
Share capital	614	507	507	507	507
Total equity	60,981	8,406	5,032	5,814	6,935
Cash flow data
Net cash generated from operating activities	5,347	4,610	4,720	3,716	4,436
Net cash used in investing activities	(18,544)	(640)	(3,991)	(470)	(335)
Net cash used in financing activities	14,759	(4,229)	(219)	(3,467)	(3,967)

Notes:

(1)	All of the information above is in respect of continuing operations, revised for the fully retrospective adoption of IFRS 15. The historical financial data for 2014 and 2013 is unaudited.
(2)

Revenue is net of duty, excise and other taxes of £37,780 million, £32,136 million, £27,896 million, £28,535 million and £30,925 million for the years ended 31 December 2017, 2016, 2015, 2014 and 2013, respectively.

(3)

Dividends per share includes the interim dividend, which is paid during the year, and the final dividend in respect of the year, which is declared and paid subsequent to year end. In February 2018, the BAT directors declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share. This will be paid in May 2018, August 2018, November 2018 and February 2019. The BAT directors recommended, and the BAT shareholders approved at the 2017 annual general meeting, a final dividend of 118.1 pence per share for the year ended 31 December 2016. The dividend was paid to BAT shareholders on 4 May 2017. The total dividend paid was £2,194 million, which took the total dividends paid in respect of 2016 to £3,155 million representing 169.4 pence per share. On 5 December 2017, the Directors also declared, as part of the transition to quarterly dividends, a second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) which was paid on 8 February 2018.

OTHER INFORMATION

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, we also present several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Changes to Non-GAAP measures in 2017

Due to the significant impact of the acquisition of Reynolds American, several of the non-GAAP measures are now presented on an organic basis; see “Results on an organic basis” below for further details. Furthermore, in 2017, the Group has added an additional measure of Adjusted revenue, as items in revenue have met the Group’s definition of an adjusting item following the acquisitions of certain tobacco assets of Bulgartabac and FDS, completed in 2017. See “Adjusted revenue” below for further details.

The Group has ceased to report on free cash flow in 2017, presenting instead adjusted cash generated from operations and the operating cash flow conversion ratio, which are used for certain remuneration schemes.

Results on an organic basis

Definition – the performance of the business before inclusion of acquired entities.

The acquisition of Reynolds American Inc., Bulgartabac, Winnington and Fabrika Duhana Sarajevo have impacted the Group’s results in 2017. BAT management reviews certain of its results, including volume, revenue, profit from operations, and non-GAAP measures including adjusted revenue and adjusted profit from operations, prior to the impact of acquisitions. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of acquisitions provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.

We also present the growth in organic adjusted operating margin in 2017 compared to adjusted operating margin in 2016; 2017 organic adjusted operating margin represents the ratio of profit from operations before adjusting items and the impact of 2017 acquisitions to revenue before adjusting items and the impact of 2017 acquisitions. Please see the following reconciliations of revenue to adjusted revenue and profit from operations to adjusted profit from operations.

Adjusted revenue

Definition – revenue before the impact of adjusting items.

To supplement BAT’s revenue presented in accordance with IFRS, the Group management board, as the chief operating decision maker, reviews adjusted revenue to evaluate the underlying business performance of the Group and its geographic segments. The Group management board defines adjusted revenue as revenue before the impact of adjusting items, specifically the excise on bought-in goods that the Group will acquire and sell, for a limited period, will be recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As such, the excise on bought-in goods meets the Group’s definition of an adjusting item, as defined in note 1 in the Notes on the Accounts.

The Group management board also believes that adjusted revenue provides information that enables investors to better compare the Group’s business performance across periods. Adjusted revenue has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue is revenue. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

The table below reconciles the Group’s revenue to adjusted revenue for the periods presented, and to adjusted revenue at constant rates based on a retranslation of adjusted revenue for each year at the previous year’s exchange rates. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the year for the years ended 31 December 2017, 2016 and 2015.

	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Revenue	19,564	14,130	12,536	13,355	14,583
Less: Excise on goods bought-in on short term arrangements	(258)	—	—	—	—

Adjusted revenue	19,306	14,130	12,536	13,355	14,583

Impact of translational foreign exchange	(700)	(687)	1,545	1,635	537

2017 adjusted revenue retranslated at 2016 exchange rates	18,606
2016 adjusted revenue retranslated at 2015 exchange rates		13,443
2015 adjusted revenue retranslated at 2014 exchange rates			14,081
2014 adjusted revenue retranslated at 2013 exchange rates				14,990
2013 adjusted revenue retranslated at 2012 exchange rates					15,120

Change in adjusted revenue at prior year’s exchange rates (constant rates)	+31.7%	+7.2%	+5.4%	+2.8%	+4.2%

Adjusted profit from operations and adjusted operating margin

Definition – profit from operations before the impact of adjusting items, and adjusted profit from operations as a percentage of adjusted revenue.

To supplement BAT’s results from operations presented in accordance with IFRS, the Group management board, as the chief operating decision maker, reviews adjusted profit from operations to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to investors. The Group also presents adjusted operating margin, which is defined as adjusted profit from operations as a percentage of adjusted revenue, as defined above. Adjusted profit from operations and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortization of trademarks and similar intangibles, the fair value movement in stock on acquisition, a gain on deemed partial disposal of a trademark, and certain litigation. The definition of adjusting items is explained within note 1 in the Notes on the Accounts.

The Group management board believes that these additional measures are useful to investors and are used by the Group management board as described above, because they exclude the impact of adjusting items in profit from operations, which have less bearing on the routine operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group management board also believes that adjusted profit from operations provides information that enables investors to better compare the Group’s business performance across periods. Additionally, the Group management board believes that similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results. Adjusted profit from operations and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. Adjusted profit from operations and adjusted operating margin are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a retranslation of adjusted profit from operations for each year, at the previous year’s exchange rates, and presents adjusted operating margin for the periods presented. Refer to note 2 to the Group’s consolidated financial statements for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the year for the years ended 31 December 2017, 2016 and 2015.

	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Profit from operations	6,412	4,655	4,557	4,546	5,526
Add:
Restructuring and integration costs	600	603	367	452	246
Amortisation of trademarks and similar intangibles	383	149	65	58	74
Fair value movement in stock on acquisition	465	—	—	—	—
Gain on deemed partial disposal of a trademark	—	—	—	—	(26)
Fox River	—	20	—	(27)	—
Flintkote	—	—	3	374	—
Other	69	53	—	—	—

Adjusted profit from operations	7,929	5,480	4,992	5,403	5,820

Adjusted operating margin*	41.1%	38.8%	39.8%	40.4%	39.9%
Operating margin	32.8%	32.9%	36.3%	34.0%	37.9%

Impact of translational foreign exchange	(324)	(283)	628	672	221

2017 adjusted profit from operations retranslated at 2016 exchange rates	7,605
2016 adjusted profit from operations retranslated at 2015 exchange rates		5,197
2015 adjusted profit from operations retranslated at 2014 exchange rates			5,620
2014 adjusted profit from operations retranslated at 2013 exchange rates				6,075
2013 adjusted profit from operations retranslated at 2012 exchange rates					6,041

Change in adjusted profit from operations at prior year’s exchange rates (constant rates)	+38.8%	+4.1%	+4.0%	+4.4%	+7.1%

*	Adjusted profit from operations as a percentage of adjusted revenue

Adjusted share of post-tax results of associates and joint ventures

Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items.

To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items as defined in note 1 to the Group’s financial statements. The Group management board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables investors to better compare the Group’s business performance across periods. The Group management board uses adjusted share of post-tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures. A reconciliation is provided within note 5 in the Notes on the Accounts.

Underlying tax rate

Definition – Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items as defined in note 1 in the Notes on the Accounts. Underlying tax rate is not a measure defined by IFRS. The most directly comparable IFRS measure to underlying tax rate is the effective tax rate based upon profit before tax. The Group management board believes that this additional measure is useful to investors, and is used by BAT management as described above, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.

Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s effective tax rate as determined in accordance with IFRS. The table below reconciles the Group’s effective tax rate as determined in accordance with IFRS with underlying tax rate for the periods presented.

	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Profit before taxation	29,527	6,245	5,855	4,848	5,799
Less: Share of post-tax results of associates and joint ventures	(24,209)	(2,227)	(1,236)	(719)	(739)
Adjusting items within profit from operations	1,517	825	435	857	294
Adjusting items within finance costs	205	108	(489)	—	—

Adjusted profit before taxation, excluding associates and joint ventures	7,040	4,951	4,565	4,986	5,354
Taxation on ordinary activities	8,129	(1,406)	(1,333)	(1,455)	(1,600)
Deferred tax credit	(9,620)	—	—	—	—
Deferred tax on unremitted earnings	(180)	—	—	—	—
Deferred tax on associates sale of trademarks	—	61	22	—	—
Deemed tax on repatriation of foreign earnings	34	—	—	—	—
Taxation on adjusting items	(454)	(128)	(80)	(69)	(46)

Adjusted taxation	(2,091)	(1,473)	(1,391)	(1,524)	(1,646)

Underlying tax rate	29.7%	29.8%	30.5%	30.6%	30.7%

Adjusted diluted earnings per share

Definition – diluted earnings per share before the impact of adjusting items.

BAT management monitors adjusted diluted earnings per share, a measure which removes the impact of adjusting items, as defined in note 1 to the Group’s consolidated financial statements, from diluted earnings per share. Adjusted diluted earnings per share is used by management within the Group’s incentive schemes, as reported within the remuneration report beginning on page 75 in the 2017 Annual Report and Accounts and Form 20-F and reported in note 7 in the Notes on the

Accounts. The Group management board believes that this additional measure is useful to investors, and is used by BAT management as described above, as an indicator of diluted earnings per share before adjusting items. Adjusted diluted earnings per share has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted earnings per share as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted earnings per share is diluted earnings per share and a reconciliation is provided in note 7 in the Notes on the Accounts. The definition of adjusting items is provided in note 1 in the Notes on the Accounts.

Results on a Constant Translational Currency Basis

Movements in foreign exchange rates have impacted the Group’s financial results. The Group management board reviews certain of its results, including adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a retranslation, at prior year exchange rates, of the current year results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group management board does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the Group’s operating performance on a local currency basis.

In 2017, 2016 and 2015, results were affected by translational exchange rate movements. In 2017, at the prevailing exchange rates, adjusted revenue increased by 36.6% and adjusted profit from operations increased by 44.7% versus 2016. At constant rates of exchange, adjusted revenue would have increased by 31.7% and adjusted profit from operations would have increased by 38.8%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2016, at the prevailing exchange rates, adjusted revenue increased by 12.7% and adjusted profit from operations increased by 9.8% versus 2015. At constant rates of exchange, adjusted revenue would have increased by 7.2% and adjusted profit from operations would have increased by 4.1%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling.

In 2017, 2016 and 2015, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2017, the adjusted diluted earnings per share of 282.1p, an increase of 14.0%, would, when translated at 2016 exchange rates, have been 269.9p, an increase of 9.1%. In 2016, the adjusted diluted earnings per share of 247.5p, an increase of 18.8%, would, when translated at 2015 exchange rates, have been 230.0p, an increase of 10.4%. This higher growth rate, in 2017 and 2016, at prevailing exchange rates, reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2015, adjusted diluted earnings per share of 208.4p, an increase of 0.1%, would, when translated at 2014 exchange rates, have been 229.1p, an increase of 10.1%. This lower growth rate, in 2015, at prevailing exchange rates reflects the negative translational effect as a result of the relative strength of the pound sterling.

Operating cash flow conversion ratio

Definition – net cash generated from operating activities before the impact of adjusting items, trading loan to a third party, pension shortfall funding, taxes paid, and after net capital expenditure and dividends from associates, as a proportion of adjusted profit from operations.

Adjusted cash generated from operations (Adjusted CGFO)

Definition – net cash generated from operating activities before the impact of adjusting items and trading loans provided to a third party, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure.

Net debt

Definition – total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments.

The Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. The table below reconciles net debt to total borrowings for the periods presented.

	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Total borrowings	49,450	19,495	17,001	12,258	11,696
Derivatives in respect of net debt:
- Assets	(640)	(809)	(373)	(362)	(146)
- Liabilities	117	300	164	137	125
Cash and cash equivalents	(3,291)	(2,204)	(1,963)	(1,818)	(2,106)
Current available for sale investments	(65)	(15)	(35)	(50)	(54)

Net debt	45,571	16,767	14,794	10,165	9,515

OTHER INFORMATION

Property Plant and Equipment

This section on page 235 of the Group’s 2017 Annual Report and Form 20-F is updated to reflect the revised financial information as follows:

The Group uses a mixture of in-house and contract manufacturers to manufacture its next generation products.

BAT-owned manufacturing facilities (1)

	United States	APME	AMSSA	ENA	TOTAL
Fully integrated cigarettes manufacturing	2	16	13	14	45
Sites processing tobacco only	1	6	9	3	19
Site manufacturing other tobacco products only	3	—	—	3	6
Research and development facilities	1	1	3	2	7

Total	7	23	25	22	77

Note:

(1)	As of 31 December 2017.

The plants and properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs. As a result of the acquisition of the Blue Nile Cigarette Company Limited, the Group is currently investing in bringing an acquired factory to a condition deemed appropriate by the Group. The Group is progressing with the plans to close its factory in Bayreuth, Germany and to transfer its production to existing factories in Poland, Romania, Hungary and Croatia.

The technology employed in cigarette factories is sophisticated, especially in the area of cigarette making and packing where throughputs can reach between 500 and 1,000 packs per minute. The Group can produce many different pack formats (e.g., the number of cigarettes per packet) and configurations (e.g., bevel edge, round corner, international) to suit marketing and consumer requirements. New technology machines are sourced from the leading machinery suppliers to the industry. Close cooperation with these organisations helps the Group support its marketing strategy by driving its product innovations, which are brought to the market on a regular basis.

The Group utilises quality standards, processes and procedures covering the entire end-to-end value chain to help to ensure quality products are provided to its customers and adult tobacco consumers according to the Group’s requirements and end market regulatory requirements.

The Group has several improvement initiatives which it is currently managing. For example, the Group is continuing to realise the benefits of its Integrated Work System Program launched in 2014, which is centrally led with an aim to improve the performance of the Group’s factories globally by focusing on manufacturing standards, continuous improvement, assessment and benchmarking and organisational development.

The Group also utilises a survey process in the factories with an aim to improve factory productivity and reduce costs in the manufacturing environment. This process, known as “Bulls Eye,” has been in existence for a number of years and highlights productivity opportunities by benchmarking.

In 2017, the Group manufactured cigarettes in 45 cigarette factories in 42 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity.

For more information on property, plant and equipment, see note 10 in the Notes on the Accounts.